Exhibit 99.120

SCOTT WILSON RPA	www.rpacan.com
www.scottwilson.com

Suite 501
55 University Avenue
P.O. Box 55
Toronto, Ontario M5J 2H7
Tel: (416) 947-0907
Fax: (416) 947-0395
CONSENT OF EXPERT
FILED BY SEDAR
September 8, 2006
Ontario Securities Commission (Principal Regulator)
British Columbia Securities Commission
Alberta Securities Commission
Dear Sirs/Mesdames:

RE:	Blue Pearl Mining Ltd. (the “Company”) Material Change Report dated September 8, 2006
Pursuant to Section 8.3 of National Instrument 43-101 Standards of Disclosure for Mineral Projects, this letter is being filed as the consent of Richard E. Routledge, M.Sc., Applied P. Geo., Consulting Geologist with Scott Wilson Roscoe Postle Associates Inc. to (a) the public filing of the technical report entitled “Technical Report on the Endako Mine, Located in Northern British Columbia” dated July 31, 2006 (the “Report”); and (b) extracts from, or a summary of, the Report in the written disclosure contained in the Company’s material change report (the “Material Change Report”) dated September 8, 2006.
I hereby confirm that I have read the Material Change Report and that it fairly and accurately represents the information in the Report.
Sincerely,
Richard E. Routledge, M.Sc., Applied P. Geo.
Consulting Geologist
Scott Wilson Roscoe Postle Associates Inc.